Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce

ANNUAL

INFORMATION

FORM

December 2, 2004

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2
INFORMATION INCORPORATED BY REFERENCE	3
CORPORATE STRUCTURE	3
Name and Incorporation	3
Intercorporate Relationships	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Trends	5
DESCRIPTION OF THE BUSINESS	6
The CIBC Organization	6
Services Provided	6
Competitive Conditions	6
Employees	6
Social and Environmental Policies	6
Risk Factors	6
SELECTED CONSOLIDATED FINANCIAL INFORMATION	7
Annual Information	7
Dividends	7
MANAGEMENT’S DISCUSSION AND ANALYSIS	7
CAPITAL STRUCTURE	7
Ratings	8
MARKET FOR SECURITIES	8
Trading Prices and Volume	9
Prior Sales	10
DIRECTORS AND OFFICERS	10
Directors and Board Committees	10
Executive Officers	10
Shareholdings of Directors and Executive Officers	11
Corporate Cease Trade Orders or Bankruptcies	11
Penalties or Sanctions	11
Personal Bankruptcies	12
Conflicts of Interest	12
LEGAL PROCEEDINGS	12
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	12
TRANSFER AGENT AND REGISTRAR	12
EXPERTS	12
AUDIT COMMITTEE	12
ADDITIONAL INFORMATION	14

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates, including pending developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange, as well as amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Information Form.

INFORMATION INCORPORATED BY REFERENCE

Certain disclosure in this annual information form (“AIF”) is derived and incorporated by reference from CIBC’s 2004 Annual Accountability Report for the year ended October 31, 2004 (the “2004 AAR”). The table below identifies pages from the 2004 AAR which are incorporated by reference into this AIF.

AIF Item	2004 AAR — Page Reference
CORPORATE STRUCTURE
Intercorporate Relationships	156
GENERAL DEVELOPMENT OF THE BUSINESS
Trends	42-94
NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	14-19, 42-94
Social and Environmental Policies	21-41
Risk Factors	76-94
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information	157-166
DIVIDENDS	125
MANAGEMENT’S DISCUSSION AND ANALYSIS	42-99
CAPITAL STRUCTURE	123-126
DIRECTORS AND BOARD COMMITTEE	168-171
LEGAL PROCEEDINGS	59,144-145
TRANSFER AGENT AND REGISTRAR	197
AUDIT COMMITTEE	170

Unless otherwise specified, this AIF presents information as at October 31, 2004.

CORPORATE STRUCTURE

Name and Incorporation

Canadian Imperial Bank of Commerce (“CIBC”) is a diversified financial institution governed by the Bank Act (Canada) (the “Bank Act”). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among CIBC and its principal subsidiaries is provided on page 156 of the 2004 AAR.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2002, CIBC set the goal of consistently delivering superior shareholder returns by investing in businesses that generate sustainable growth and by prudently managing its risk levels. To achieve this goal, CIBC set four clear strategies: to reduce risk; shift the business mix; improve productivity; and grow core businesses that will generate solid sustainable earnings growth.

Reducing risk:

In order to reduce risk, CIBC introduced a number of risk mitigation initiatives, including:

(i)	In 2002, CIBC established an objective to reduce the carrying value of the merchant banking portfolio by one-third. By the end of 2004 this portfolio was reduced by 39%, a full year in advance of its target date of the end of 2005.

(ii)	In 2003, $2.1 billion of business and government loans were identified and transferred to loans held for sale, the disposition of which is now substantially complete. Through this and other initiatives, the credit risk capital associated with large corporate loans was reduced by 69% from the second quarter of 2002. In addition, market risk has been kept at historical lows.

(iii)	In 2003, CIBC divested all of its U.S. consumer electronic banking operations.

(iv)	In 2003, CIBC completed the sale of the U.S. Private Client and Asset Management Divisions of CIBC Oppenheimer to Fahnestock Viner Holdings Inc.

Shifting the business mix:

Another key priority for CIBC was to shift the business mix in favour of consumer businesses (which comprises CIBC Retail Markets, CIBC Wealth Management and commercial banking). By the end of 2004, 72%1 of CIBC’s economic capital supported these businesses, an increase from 64%1 at the end of 2003, exceeding the 70%1 target set in 2002.

Improving productivity:

CIBC set the objective of achieving a sustained reduction in expenses, without compromising investments in clients, employees and governance initiatives. Improving productivity requires revenue growth initiatives and containment of CIBC’s cost base. Examples of expense initiatives implemented include: improving procurement practices, negotiating better supplier contracts, introducing online tools to reduce paper usage and implementing other general process efficiencies. As a result of these efforts, CIBC’s efficiency ratio decreased from 82.7% in 2002 to 70.2% in 2003 and this improvement is maintained in 2004 with a modest decrease to 69.5%.

[1]	For additional information, see non-GAAP measures found on Page 52 of the 2004 AAR.

Growing core businesses:

CIBC Retail Markets’ goal is to put clients first and improve productivity. CIBC Retail Markets has continued to upgrade the distribution network with renovations and remerchandising and the opening of 14 flagship branches over the last two years. These flagship branches feature leading-edge technology and modern designs, which improve both service and efficiency for clients and employees. CIBC Retail Markets has also continued to invest in training and technology for employees, while improving processes to free up administrative hours in branches. CIBC continues to have particular strengths in the mortgages and cards businesses. Market share in residential mortgages has increased 158 basis points over the past three years and CIBC continues to be #1 in Canada in market share for credit card purchase volumes and outstanding balances.

In CIBC Wealth Management, the strategy is to achieve leadership in advice-based distribution, complemented by strength in product development and packaging, as well as building scale to maximize share and achieve cost efficiencies. The foundation of the strategy is distribution and the focus is on advice-based distribution as reflected in the growth of the advisory sales force to more than 2,600 fully licensed, accredited advisors. The diverse needs of clients are met through four distribution businesses: branch based offer, CIBC Imperial Service; CIBC Wood Gundy, providing full service brokerage; CIBC Private Wealth Management, for high net worth clients; and, online brokerage, CIBC Investor’s Edge. CIBC Wealth Management provides advice on a wide range of financial products and services both proprietary and non-proprietary products including mutual funds, managed solutions and fixed term. CIBC has the largest separately managed wrap program and #1 mutual fund wrap, and CIBC is the third largest mutual fund provider in Canada.

In CIBC World Markets, the operating strategy over the past three years has been re-focused successfully to a more disciplined capital allocation process. CIBC is committed to growing businesses where there are sustainable competitive advantages and the opportunities to generate high returns on capital. Since 2003, CIBC World Markets has maintained the leadership position in equity underwriting, income trusts, and mergers and acquisitions in Canada.

In 2002, CIBC completed the combination of its Caribbean retail, corporate and international banking operations with those of Barclays Bank PLC to form FirstCaribbean International Bank Limited.

Capital and Dividends:

CIBC continued to meet its targets for capital strength throughout 2004. The Tier 1 ratio at 10.5% as at October 31, 2004 is down slightly from 10.8% in October 31, 2003. Since the beginning of fiscal 2002, CIBC has repurchased 24 million common shares for an aggregate consideration of $1.5 billion and increased quarterly common share dividends from 37 cents a share to 65 cents a share including the declaration of a 5 cents per share increase for the first quarter dividend of 2005.

Further details on the general development of CIBC’s business are provided throughout CIBC’s 2004 annual Management’s Discussion and Analysis on pages 42 to 99 of the 2004 AAR.

Trends

Information about the trends, commitments, events and uncertainties presently known to CIBC’s management and reasonably expected to have a material effect on CIBC’s business is provided throughout Management’s Discussion and Analysis on pages 42 to 94 of the 2004 AAR.

DESCRIPTION OF THE BUSINESS

The CIBC Organization

CIBC’s three business lines are CIBC Retail Markets, CIBC Wealth Management and CIBC World Markets. These business units are supported by five functional groups: Administration; Corporate Development; Finance; Technology and Operations and Treasury, Balance Sheet and Risk Management. Information about CIBC’s business lines and functional groups is provided on pages 42 to 94 of the 2004 AAR.

Services Provided

CIBC is a diversified financial institution, offering an extensive range of financial products and services to clients in Canada. In the United States and in certain other countries, CIBC offers a limited range of products to certain clients. A more complete description of services provided can be found in the 2004 AAR on pages 63 (CIBC Retail Markets), 66 (CIBC Wealth Management) and 69 (CIBC World Markets).

Competitive Conditions

Competition in the domestic and global financial services businesses in which CIBC operates continues to intensify and CIBC expects to see even greater competition in future years. In this competitive environment, CIBC is one of the leading financial service providers, and continues to focus on reducing risk and growing core businesses. Particular strength is found in credit cards, mortgages, mutual funds and brokerage offerings. On the wholesale side, CIBC remains a leading Canadian investment bank with particular strength in new issues, research and trading.

Competition is reflected not only in the products and services offered and pricing but also in the distribution strategies and technology employed to gain competitive advantage. Increased competition is also evident in the drive for operating efficiencies that may be enhanced through acquisitions and divestitures.

Consolidation is underway in the financial services industry in North America. It is anticipated that this consolidation could significantly change the competitive landscape in the years ahead.

Employees

At October 31, 2004, CIBC had a regular workforce headcount of 37,281.

Social and Environmental Policies

A description of CIBC’s social and environmental policies, along with the steps taken to implement them, is provided on pages 21 to 41 of the 2004 AAR.

Risk Factors

A description of risk factors related to CIBC and its business, and the steps taken to manage those risks, is provided on pages 76 to 94 of the 2004 AAR.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information (Canadian GAAP)

Selected consolidated financial information for the three most recently completed financial years of CIBC is provided on pages 157 to 166 of the 2004 AAR and is incorporated by reference.

DIVIDENDS

The cash dividends declared and paid per share for each class of CIBC shares can be found on page 125 of the 2004 AAR and is incorporated by reference.

CIBC is prohibited by the Bank Act from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would cause CIBC to be, in contravention of any capital adequacy and liquidity regulation or any direction to CIBC made by the Office of the Superintendent of Financial Institutions (“OSFI”) regarding CIBC’s capital or liquidity. In addition, CIBC is prohibited from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and of its retained net income for the preceding two financial years.

CIBC’s ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends which preferred shareholders are then entitled have been declared and paid or set apart for payment.

CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC seeks to create a pattern of stable growth in dividends per common share and has established a new long term average payout ratio of earnings attributable to common shareholders of 40-50%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis of CIBC for the fiscal year ended October 31, 2004 is provided on pages 42 to 99 of the 2004 AAR.

CAPITAL STRUCTURE

A description of CIBC’s capital structure is provided on pages 123 to 126 of the 2004 AAR.

Ratings

The table below provides the ratings for CIBC’s Class A Preferred shares and debt securities:

STANDARD
	DBRS	MOODY’S	& POOR’S	FITCH
PREFERRED SHARES	Pfd-1 (low)n		P-1 (low)
A–
SENIOR DEBT	AA (low)	Aa3	A+	AA–
SUBORDINATED DEBT	A (high)	A1	A	—
SHORT-TERM DEBT	R-1 (mid)	P-1	A-1	F1+

The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the rating agencies.

A definition of the categories of each rating as at October 31, 2004 has been obtained from the respective rating organization’s website and is outlined in Appendix A.

MARKET FOR SECURITIES1

CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares on the Toronto Stock Exchange.

The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange, but did not trade on that exchange, during the year ended October 31, 2004:

•	US Dollar Floating Rate Debentures due July 2084 with interest at 6-month US$ LIBOR plus 0.25%;

•	US Dollar Floating Rate Subordinated Capital Debentures due August 2085 with interest at 6-month US$ LIBOR plus 0.125%.

The following subordinated debt security issued by CIBC World Markets plc (a wholly-owned subsidiary of CIBC) is listed on the Luxembourg Stock Exchange but did not trade on that exchange, during the year ended October 31, 2004:

•	US Dollar Floating Rate Subordinated Notes due August 14, 2012 with interest at 3-month US$ LIBOR plus 0.35% until August 14, 2007, and 3-month US$ LIBOR plus 1.35% thereafter.

[1]	From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are considered deposits.

Trading Price and Volume

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
	03	03	04	04	04	04	04	04	04	04	04	04
Common Shares
High	$64.50	$64.57	$69.84	$69.00	$70.30	$71.83	$70.00	$67.48	$66.85	$67.01	$69.24	$73.95
Low	$58.85	$60.65	$64.16	$64.25	$67.42	$66.17	$64.10	$64.56	$61.10	$64.05	$65.67	$67.71
Vol (‘000)	24,580	20,092	26,817	27,149	33,523	21,870	21,987	20,426	20,498	15,321	22,128	18,441
Pref. Series 18
High	$26.34	$26.70	$26.94	$27.48	$27.40	$27.17	$25.25	$25.58	$25.75	$26.59	$26.38	$26.56
Low	$25.86	$25.82	$26.11	$26.61	$26.65	$24.56	$24.07	$24.97	$25.13	$25.60	$25.60	$25.75
Vol (‘000)	109	94	175	107	119	198	345	404	143	113	124	182
Pref. Series 19
High	$27.25	$27.39	$27.25	$27.75	$28.20	$27.75	$27.18	$26.80	$27.00	$27.40	$27.35	$27.60
Low	$26.85	$26.70	$26.85	$27.02	$27.60	$26.51	$26.57	$26.26	$26.41	$26.75	$27.00	$27.01
Vol (‘000)	38	651	52	175	814	65	183	770	72	53	751	68
Pref. Series 20
High	$26.74	$27.15	$26.90	$27.00	$26.98	$26.65	$26.50	$26.98	$26.90	$26.89	$26.80	$26.09
Low	$26.15	$26.26	$26.10	$26.26	$26.51	$25.80	$25.51	$26.15	$26.20	$26.00	$25.75	$25.62
Vol (‘000)	44	344	81	28	358	53	48	348	181	149	348	59
Pref. Series 21
High	$28.22	$28.65	$28.37	$28.30	$28.33	$27.75	$27.33	$27.55	$27.70	$27.39	$27.47	$26.85
Low	$27.87	$27.82	$27.75	$27.99	$27.42	$26.70	$26.30	$26.51	$26.82	$27.00	$26.06	$26.32
Vol (‘000)	118	449	575	1,399	1,305	299	177	1,542	295	21	524	24
Pref. Series 22
High	$27.75	$27.85	$27.58	$28.25	$28.45	$28.25	$28.45	$28.20	$27.98	$27.25	$27.20	$26.89
Low	$26.81	$27.00	$26.80	$27.26	$26.86	$26.60	$26.75	$26.70	$26.69	$26.70	$26.35	$26.30
Vol (‘000)	44	61	68	387	452	165	323	76	245	32	26	65
Pref. Series 23
High	$27.69	$27.69	$27.99	$28.20	$28.25	$27.79	$27.17	$27.24	$27.53	$27.69	$27.80	$28.14
Low	$27.33	$26.96	$27.25	$27.63	$27.70	$26.50	$26.50	$26.65	$26.78	$27.31	$27.25	$27.61
Vol (‘000)	102	99	153	69	189	63	128	198	424	164	221	108
Pref. Series 24
High	$26.80	$27.10	$27.39	$27.30	$28.15	$27.55	$26.14	$26.59	$26.67	$26.88	$26.98	$26.85
Low	$26.25	$26.56	$26.63	$26.75	$27.18	$25.60	$25.11	$25.80	$26.00	$26.47	$26.45	$26.31
Vol (‘000)	234	211	182	163	137	346	377	595	337	171	196	268
Pref. Series 25
High	$26.85	$27.10	$27.22	$27.44	$28.24	$27.65	$26.35	$26.44	$26.50	$26.85	$26.93	$26.85
Low	$26.20	$26.56	$26.62	$26.80	$27.16	$25.50	$25.06	$25.82	$26.00	$26.33	$26.39	$26.21
Vol (‘000)	243	437	642	190	220	562	687	1,038	272	180	247	278
Pref. Series 26
High	$26.60	$27.18	$27.45	$27.00	$27.80	$27.35	$25.80	$25.80	$25.99	$26.75	$26.75	$26.55
Low	$25.99	$26.30	$26.50	$26.45	$26.85	$24.95	$24.75	$25.25	$25.55	$25.90	$26.21	$26.12
Vol (‘000)	279	120	150	160	154	423	354	262	218	253	101	111
Pref. Series 27
High	$26.49	$27.00	$27.00	$27.10	$27.15	$26.95	$25.75	$25.74	$26.10	$26.65	$26.34	$26.74
Low	$25.75	$26.10	$26.30	$26.33	$26.45	$24.90	$24.70	$25.20	$25.27	$25.85	$25.81	$26.01
Vol (‘000)	372	638	253	154	154	363	388	201	212	219	201	224
Pref. Series 28
High									$9.95	$10.00	$11.00	$11.00
Low									$9.35	$9.75	$9.79	$9.86
Vol (‘000)									470	756	2,333	1,051

Prior Sales

CIBC issued two series of debt securities during the year ended October 31, 2004 that are not listed or quoted on a marketplace:

•	$750 million 4.25% Debentures due June 1, 2014 were issued on May 6, 2004

•	$500 million 4.50% Debentures due October 15, 2014 were issued on September 14, 2004

DIRECTORS AND OFFICERS

Directors and Board Committees

Information concerning the directors and board committees of CIBC is found on pages 168 to 171 of the 2004 AAR and is incorporated by reference.

All of the directors have held their business affiliations indicated on page 169 of the 2004 AAR for the past five years with the exception of the following:

(i)	G. Colter who was Vice-Chairman, KPMG Canada from 2001 to 2002 and Managing Partner, Global Financial Advisory Services, KPMG International from 1998 to 2000;

(ii)	M. Franssen who was formerly President and Partner, The Body Shop Canada from 1980 to 2004;

(iii)	Hon. G.D. Giffin who was formerly the United States Ambassador to Canada; and

(iv)	J.S. Lacey who was formerly the Chairman of the Board of Directors of Loewen Group from 1999 to 2004.

All the directors stand for re-election on an annual basis.

Executive Officers

The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 2, 2004:

Municipality of
Name	Position	Residence
J.S. Hunkin	Chief Executive Officer	Toronto
G.T. McCaughey	President and Chief Operating Officer	Toronto
S. Baxendale	Senior Executive Vice-President, CIBC Wealth Management	Toronto
G.H. Denham	Vice-Chair, CIBC Retail Markets	Toronto
W.C. Fox	Vice-Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management	Oakville
R.A. Lalonde	Senior Executive Vice-President and Chief Administrative Officer	Toronto
S.R. McGirr	President, CIBC World Markets	Toronto
B.G. Shaw	Chairman and Chief Executive Officer, CIBC World Markets	Toronto
R.E. Venn	Senior Executive Vice-President, Corporate Development	Toronto
M.D. Woeller	Vice Chair and Chief Information Officer, Technology and Operations	London, Ontario
T.D. Woods	Senior Executive Vice-President and Chief Financial Officer	Toronto

All of the executive officers have held their present business affiliations for more than five years except M.D. Woeller who was formerly Executive Vice-President, Planning and Integration, The Toronto-Dominion Bank, Toronto, Ontario.

Shareholdings of Directors and Executive Officers

To the knowledge of CIBC, as at October 31, 2004, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 2% of the outstanding common shares of CIBC and no director or executive officer of CIBC beneficially owned or controlled voting securities of any subsidiaries of CIBC.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i)	Mr. Albert E.P. Hickman, a director of CIBC, who was acting as a director of Hickman Equipment 1985 Ltd. when it was petitioned into bankruptcy in March, 2002;

(ii)	Mr. Charles Sirois, a director of CIBC, who was acting as chairman of the board of directors of Microcell Telecommunications Inc. when it elected, and was granted protection, to restructure its capital under the Companies’ Creditors Arrangement Act ( the “CCAA”) in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004; and

(iii)	Mr. J.S. Lacey, a director of CIBC, was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (“Loewen”) and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the CCAA in June 1999. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remains as Chairman of the board.

Penalties or Sanctions

To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

LEGAL PROCEEDINGS

A description of legal proceedings to which CIBC is a party is provided under the headings heading “Contingent liabilities” on pages 59 and 144 to 145 of the 2004 AAR.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial year that has materially affected or will materially affect CIBC.

TRANSFER AGENT AND REGISTRAR

The addresses for CIBC’s transfer agent and registrar are provided on page 197 of the 2004 AAR.

EXPERTS

Ernst & Young LLP is the external auditor who prepared the Auditors’ Reports to Shareholders — Report on financial statements under Canadian generally accepted auditing standards and Report on financial statements and internal control under the Standards of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below.

Education and Experience

This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.

The Chair of the Audit Committee, Mr. Gary Colter, is a financial expert with prior experience as a long time member of the senior management team of KPMG Canada. Each member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, often as president or chief executive officer of a large public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. This year, the Chair of the Audit Committee instituted a voluntary self-directed learning program which identifies a number of North American director development courses with a focus on audit committee responsibilities and finance, audit and accounting essentials for directors. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.

Douglas G. Bassett O.C., O.Ont., LL.D., D.Litt.

Mr. Bassett is Chairman of Windward Investments, a personal investment holding company. He served as Vice Chairman of CTV Inc. from 1994 to 2000 and as President and Chief Executive Officer of Baton Broadcasting Incorporated from 1980 to 1996. Mr. Bassett is a director of a number of Canadian corporations including Rothmans Inc. and Mercedes-Benz Canada Inc.

Gary F. Colter, F.C.A.

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Prior to establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 31, 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000, and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. Mr. Colter is a director of Owens-Illinois Inc., the Saskatchewan Wheat Pool and Core-Mark Holding Company, Inc. Mr. Colter received an Honours Bachelor of Arts degree in Business Administration from the Ivey Business School at University of Western Ontario and is a Fellow Chartered Accountant.

Pat M. Delbridge

Ms. Delbridge is President of PDA Inc., an issues management and environmental strategic planning company working with Fortune 500 companies in North America, Europe and Asia. Ms. Delbridge is a faculty member of the Cambridge University Program for Industry, teaching Sustainable Development to corporations in Europe and North America. She was a founding member of the National Round Table on the Environment and the Economy and is past Chair of the Environmental Choice Program.

William L. Duke

Mr. Duke is President of Annandale Farms Inc. He operates a 3,500 acre mixed grain farm in south-east Saskatchewan. In 1996, he was appointed by the federal Minister of Agriculture to a task force on the marketing of Canadian grain and is a former member of the 1990 Canadian Wheat Board Review Panel, of the Sectoral Advisory Group, International Trade (SAGIT), Agriculture, Food and Beverages and of the Western Grain Stabilization Advisory Committee. Mr. Duke is a past President of the Western Canadian Wheat Growers Association and was a member of the Auditor General of Canada’s Special Advisory Committee. He was employed by E.J.C. Dudley & Co., Chartered Accountants from 1968 to 1975. From 1975 to 1985 he operated his own farm management and tax consulting business.

Ivan E.H. Duvar, B.E., P.Eng., LL.D.(Hon.)

Mr. Duvar, past Chair of CIBC’s Audit Committee, is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several other Canadian corporations including Wajax Limited, ING Insurance Company of Canada, Corpratel Inc. and FS

Industries. He is a member of the Advisory Board of Oxford Frozen Foods Limited, Chair or past Chair of the audit committee of certain private companies, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering. Mr. Duvar has also received a Certificate in Industrial Management from Canadian Institute of Management.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy for the engagement of the shareholders’ auditors. The text of the policy is included in Appendix C.

Fees for Services provided by External Auditors

The aggregate fees billed for professional services rendered by Ernst & Young LLP (“E&Y”), CIBC’s principal auditor for the year ended October 31, 2004, and for the year ended October 31, 2003, are set out below. Fees for the year ended October 31, 2002 but billed and paid in 2003 from PricewaterhouseCoopers LLP (“PwC”) and Deloitte & Touche LLP (“D&T”), principal auditors for CIBC in 2002, are also listed.

			Fiscal 2002 fees
	Fiscal 2004 fees	Fiscal 2003 fees	billed by PwC
	billed by E&Y	billed by E&Y	and D&T in 2003
Audit Fees(1)	$15,667,000	$7,331,700	$684,000
Audit Related Fees(2)	$1,575,000	$2,273,000	$235,000
Tax Fees(3)	$175,000	$115,000	$0
All Other Fees(4)	$3,821,000	$0	$0

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees in 2004 include the audit of internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).

(2)	For assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements and are not reported in (1), including accounting consultations, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3), including fees paid for a Board of Directors’ reporting project.

ADDITIONAL INFORMATION

CIBC shall provide to any person or company upon request to the Corporate Secretary of CIBC at Commerce Court, Toronto, Canada, M5L 1A2, the following:

(i)	a copy of this annual information form, together with a copy of any documents incorporated by reference;

(ii)	a copy of the comparative consolidated financial statements of CIBC for the year ended October 31, 2004 together with the accompanying reports of the auditors and a copy of the most recent interim consolidated financial statements of CIBC that have been filed, if any, for any period after October 31, 2004;

(iii)	a copy of the management proxy circular of CIBC in respect of its most recent annual meeting of shareholders that involved the election of directors;

(iv)	a copy of any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above, and

(v)	at any other time, a copy of any documents referred to in clauses (i), (ii) or (iii) above, provided that CIBC may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CIBC.

Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CIBC’s comparative financial statements for its most recently completed financial year. The above information and additional information relating to CIBC are available on SEDAR at www.sedar.com.

Appendix A
Rating Definitions

Dominion Bond Rating Service (“DBRS”)

Preferred Shares	Rating: Pfd-1(low)n

Superior credit quality. Securities are supported by entities with strong earnings and balance sheet characteristics. A Pfd-1 rating by DBRS is the highest granted by DBRS for preferred shares and the “n” designation is attached to all ratings for securities that are non-cumulative.

Senior Debt	Rating: AA(low)

Superior credit quality. Protection of interest and principal is considered high. In many cases, they differ from bonds rated AAA only to a small degree. Given the stringent requirements DBRS has established for the AAA category (which few companies are able to achieve), entities rated AA are also considered to be strong credits which typically exemplify above-average strength in key areas of consideration and are unlikely to be significantly affected by reasonably foreseeable events.

Subordinated Debt	Rating: A (high)

Satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the “A” category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies.

Short-Term Debt	Rating: R-1 (mid)

Superior credit quality and, in most cases, ratings in this category differ from R-1 (high) credits by only a small degree. Given the stringent requirements DBRS has established for the R-1 (high) category, entities rated R-1 (middle) are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.

Moody’s

Senior Debt	Rating: Aa3

Debts judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade debts. They are rated lower than the best debts because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

Subordinated Debt	Rating: A1

Banks rated A possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals, and a very attractive and stable operating environment.

Short-Term Debt	Rating: P-1

Prime-1 Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

•	Leading market positions in well-established industries.

•	High rates of return on funds employed.

•	Conservative capitalization structure with moderate reliance on debt and ample asset protection.

•	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

•	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Standard & Poor’s (“S&P”)

Preferred Shares	Canadian Rating: P-1(low) Global Rating: A–

The P-1 and A ratings are the highest of the five categories used by S&P in its respective Canadian and Global preferred share rating scales. “High” and “Low” and “+” and “–” grades may be used to indicate the relative standing of a credit within a particular rating category.

Senior Debt Subordinated Debt	Rating: A+ Rating: A

Obligations rated ‘A’ are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

Short-Term Debt	Rating: A–

A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong.

Fitch

Senior Debt	Rating: AA–

High credit quality. ‘AA(ind)’ ratings indicate a low expectation of credit risk. They indicate strong capacity for timely payment of financial commitments. This capacity may vary slightly from time to time because of economic conditions.

Short-Term Debt	Rating: F1+

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.

(Within a band of rating symbols, the signs “+” (plus) or “–” (minus) denote relative position within the rating category.)

Appendix B

Canadian Imperial Bank of Commerce
Audit Committee Mandate

1.	PURPOSE

(1)	The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.

2.	MEMBERSHIP AND ORGANIZATION

(1)	Composition — The Audit Committee shall consist of not less than three or more than eight independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

(2)	Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

(3)	Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board and the additional requirements listed in Exhibit A to this mandate.

(5)	Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CIBC’s financial statements.

(6)	Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

3.	MEETINGS

(1)	Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the President and Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

(2)	Notices of Meetings — Notices of Audit Committee meetings may be provided by: prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not properly called.

(3)	Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

(4)	Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.

(5)	Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)	Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditor, the Chief Financial Officer or the President and Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4.	FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada); the Canada Deposit Insurance Corporation Act; binding requirements of the stock exchanges on which the securities of CIBC are listed; and all other applicable laws.

(1)	Financial Reports

(a)	General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the external auditors’ report thereon and the related management’s discussion and analysis of CIBC’s financial condition and results of operation to determine whether they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles, or any other generally accepted accounting principles in which the financial statements of CIBC are prepared from time to time, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the external auditors review report thereon and the related MD&A to determine whether they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the external auditors;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review results of CIBC’s whistleblowing program; and

(x)	review any other matters, related to the financial statements, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.

(e)	Approval of Other Financial Disclosures — The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of CIBC, press releases disclosing financial results of CIBC and any other material financial disclosure, including earnings guidance provided to analysts and rating agencies.

(2)	External Auditors

(a)	General — The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting.

(b)	Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)	Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality-control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d)	Audit Plan — At least annually, the Audit Committee shall review a summary of the external auditors’ annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e)	Quarterly Review Report — The Audit Committee shall review a quarterly review report prepared by the external auditors in respect of each of the interim financial statements of CIBC.

(f)	Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs.

(g)	Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the lead partners of the external auditors. The Audit Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of CIBC and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h)	Pre-Approval of Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any non-audit service to CIBC in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors.

(3)	Internal Audit Function

(a)	General — The internal auditors shall be responsible for auditing and reviewing, as applicable, CIBC’s financial statements and internal controls over financial reporting. The Audit Committee shall review the independence of the internal auditors from management having regard to the scope of the internal audit function, the budget, planned activities and organization structure of the internal audit function.

(b)	Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment of CIBC’s Chief Auditor. At least annually, the Audit Committee shall evaluate the performance of the Chief Auditor and shall meet with the Chief Auditor to discuss the execution of matters under this mandate.

(c)	Review — At least annually, the Audit Committee shall consider and review with management and the Chief Auditor:

(i)	any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(ii)	the compliance of internal audit with professional standards promulgated by the Institute of Internal Auditors.

(d)	Audit Plans — The Audit Committee shall review a summary of the internal auditors’ annual audit plan. The Audit Committee shall consider and review with the internal auditors any material changes to the scope of the plan and communicate any significant changes to management.

(4)	Internal Controls

(a)	General — The Audit Committee shall monitor the system of internal control.

(b)	Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management, the external auditors and the Chief Auditor:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)	CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

(5)	Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:

(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)	require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)	review the effectiveness of the subsidiary’s internal controls over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal controls over financial reporting on management’s conclusions with respect to their effectiveness;

(e)	review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.

(6)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(7)	Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from CIBC’s General Counsel, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.

(8)	Whistleblowing Procedures — The Audit Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by CIBC from employees or others, regarding accounting, internal accounting controls, or auditing matters.

(9)	Succession Planning — In consultation with the Management Resources and Compensation Committee of the Board, the Audit Committee shall review succession plans for the Chief Financial Officer the Chief Auditor, the Chief Accountant and the Controller of CIBC.

(10)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(11)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

(12)	Assessment of Regulatory Compliance — The Audit Committee shall review management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

(13)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.	REPORTING TO THE BOARD

(1)	The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.

6.	COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW

(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.

(2)	At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.

7.	CURRENCY OF THE AUDIT COMMITTEE MANDATE

(1)	This mandate was last revised and approved by the Board on June 3, 2004.

Exhibit “A”

U.S. Securities and Exchange Commission Standards Implementing the Sarbanes Oxley Act of 2002 (the “SOX Standards”)

•	A member of the Audit Committee (“Member”) must be “independent” under the SOX Standards. In order to be considered independent, a Member may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee:

(a)	accept directly or indirectly any consulting, advisory or other compensatory fees from CIBC or any subsidiary thereof, excluding fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CIBC (provided such compensation is not contingent in anyway on continued service); or

(b)	be an “affiliated” person of CIBC or a subsidiary of CIBC.

The following words used above have the following meanings:

•	A Member is “affiliated” with CIBC or a subsidiary if he or she directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, CIBC or a subsidiary.

•	A person is not deemed to be in control of a specified person if the person:

(a)	is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities; and

(b)	is not an “executive officer” of the specified person.

•	A Member is also affiliated if he or she is:

(a)	an executive officer of an affiliate of CIBC;

(b)	an employee of an affiliate of CIBC;

(c)	a general partner of an affiliate of CIBC; or

(d)	a managing member of an affiliate of CIBC.

•	“Executive officer” means the President (or Chief Executive Officer), any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of an entity if they perform such policy making functions for the entity.

•	“Indirect” acceptance of any consulting, advisory or other compensatory fee, includes acceptance by a spouse, minor child or minor stepchild, child or stepchild sharing a home with the Member, or by an entity in which such Member is a partner, member, an officer such as a managing director occupying a comparable position or an executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to CIBC or any subsidiary of CIBC.

Appendix C

Policy on the Scope of Services of the Shareholders’ Auditors

This policy is effective from the date of Audit Committee approval, February 26, 2004 and applies to all subsequent engagements.

A.	Purpose — The purpose of this policy is to set parameters for the engagement of the shareholders’ auditor by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act.

B.	Scope — This Policy covers all work that might be performed by the shareholders’ auditor through engagements with CIBC or its subsidiaries.

C.	Definition of Shareholders’ Auditor as used in this Policy — The term shareholders’ auditor refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC and its subsidiaries. The current shareholders’ auditors are Ernst & Young LLP, including any Ernst & Young International, Ltd. or Ernst & Young Global Limited member or affiliated firm of Ernst & Young.

D.	Accountability for Management of the Policy — The Chief Auditor is accountable for the management of this Policy and providing interpretations on its application.

E.	Statement of Policy

Scope of work and authorization standards:

1.	All work performed by the shareholders’ auditor for CIBC or its subsidiaries will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in Table A below. The Chief Auditor will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits.

2.	In the event that a non-audit service is provided by the shareholders’ auditor that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

3.	The shareholders’ auditor will only perform audit, audit-related and tax work. Definitions of “audit”, “audit-related” and “tax work”, along with examples, are included in Table A below.

4.	The shareholders’ auditor will be prohibited from performing corporate recovery work for a CIBC corporate credit customer when CIBC is in a position to direct the choice of the financial advisors or consultants.

5.	The Audit Committee may approve exceptions to (3) and (4) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders’ auditor. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in Table A below.

Ongoing relationship standards:

1.	The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.

2.	Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

3.	CIBC will not employ, in a financial reporting oversight role, a member of the shareholders’ auditor engagement team within 12 months of the final closure of the audit in which that individual last participated.

F.	Measurement and Reporting Processes

1.	On a quarterly basis, the Chief Auditor will prepare and present to the Audit Committee a summary report of all engagements of the shareholders’ auditor that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this policy and state the fees received by the shareholders’ auditor for each engagement.

2.	Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders’ auditor.

3.	On a quarterly basis, the shareholders’ auditor will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy and will confirm that the shareholders’ auditor continues to be “independent” under applicable laws, rules and guidelines. As well, quarterly the shareholders’ auditor will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.

4.	The Chief Auditor will be a signatory on all contracts of engagement with the shareholders’ auditors.

Table A

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]
Audit Services	Statutory audits or financial audits for CIBC and its subsidiaries or affiliates.	$1 million

Services associated with Canadian and U.S. registration statements, periodic reports and other documents filed with the regulators or other documents issued in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to comment letters

Attestation of management reports on internal controls
Audit Related Services
Employee benefit plan audits and other employee investment entity audits.

Agreed upon procedures reports or statutory compliance, regulatory or government program procedures required to comply with financial, accounting or regulatory reporting matters

$.5 million

Discussion and review of proposed accounting for disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the CICA, FASB, SEC, or other regulatory or standard setting bodies.

Due diligence services with respect to acquisitions or mergers of CIBC. The allowable services will be limited to the review of financial and tax information of the target and providing advice with respect to the likely impact on the reported financial statements and disclosures of CIBC.

Attest services not required by statute or regulation
Closing balance sheet audits pertaining to dispositions
General assistance with implementation of the requirements of SEC rules or listing standards promulgated pursuant to the Sarbanes-Oxley Act
Tax Work		$.5 million
Review of the financial statement implications of Canadian, provincial and local tax consequences of business transactions
Review of the financial statement implications of U.S. federal, and state tax consequences of business transactions
Review of the financial statement implications of international tax consequences of business transactions
Canadian tax compliance — CIBC consolidated and subsidiaries including the preparation of tax returns
International tax compliance — CIBC and subsidiaries including the preparation of tax returns
U.S. federal, state and local tax compliance including the preparation of tax returns

[1]	The amount up to which the Chief Auditor can approve for engagements within the quarter. Any amounts exceeding the limits must be approved by the Audit Committee. The pre-approval amount includes administration fees and GST where applicable.

Pre-approval
Categories			Limit per
of Work	Examples of Services		Quarter[1]
Assistance with tax audits and appeals before CCRA, and similar provincial, local and other foreign agencies Tax advice and assistance regarding statutory, regulatory or administrative developments
Prohibited Non-Audit	The shareholders’ auditor is prohibited from providing any of the following services:
Activities	•	Bookkeeping or other services related to the accounting records or financial statements of CIBC,
	•	Financial information systems design and implementation,
	•	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports,
	•	Actuarial services,
	•	Internal audit outsourcing services,
	•	Management functions or human resources,
	•	Broker or dealer, investment advisor, or investment banking services,
	•	Legal services,
•
Corporate recovery services[2] paid directly by CIBC or for a corporate credit customer of CIBC where CIBC is able to direct the choice of the financial advisors or consultants by virtue of its credit position with the client. Nothing in this section is intended to limit CIBC borrowers from freely choosing their own advisors.

	•	Expert services unrelated to the audit and
	•	Any other services that the Public Accounting Oversight Board in the US determines, by regulation, is impermissible.

[2]	Corporate recovery services are defined as financial services provided to companies, lenders, creditors and other parties-in-interest in troubled or potentially troubled credit situations.